UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_________________________

SCHEDULE 14F-1

_________________________

Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934

and Rule 14f-1 thereunder

BASSET ENTERPRISES, INC.

(Exact name of registrant as specified in its corporate charter)

Nevada	0-51355	13-4067630
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

3102-3105 Time Square Plaza, Yitian Road, Futian District Shenzhen, China (Address of principal executive offices)

86-755-33953660 (Issuer's telephone number, including area code)

*******************

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHODLERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

********************

BASSET ENTERPRISES, INC.

3102-3105

Time Square Plaza, Yitian Road, Futian District

Shenzhen, China

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14(f)-1 THEREUNDER

INTRODUCTION

This Information Statement is being sent to you pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and rule 14f-1 promulgated thereunder, in connection with an anticipated change in the members of the Board of Directors (the “Board”) of Basset Enterprises, Inc. (the "Company") as a result of the completion of a stock purchase by and between Madam Sun Keqing and A. Epstein and Sons International, Inc. (“Buyers”) and Mid-Continental Securities Corp. (“Seller”).

This Information Statement is being mailed on or before November 26, 2008, to all persons who are holders of record of the Company's common stock as of November 7, 2008.  The information included in this Information Statement regarding the persons designated to become directors of the Company as a result of the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  HOWEVER, NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

Terms of Transaction

On November 7, 2008, as reported on the Form 8-K filed with the Securities and Exchange Commission on November 12, 2008, pursuant to the terms of a Stock Purchase Agreement, Madam Sun Keqing purchased 3,782,075 shares of common stock in the Company from Seller and A. Epstein and Sons International, Inc. purchased a 667,425 shares of common stock from Seller, totaling in the aggregate 4,449,500 shares of common stock.  The shares purchased by Buyers represent approximately 88.99% of the total number of issued and outstanding common stock of the Company.  As a result of the share purchase, Madam Sun Keqing acquired voting control of the Company. The amount of consideration for the purchase of the shares was U.S. $200,000, an amount supplied by Buyers and Seller.

In conjunction with the share purchase transaction between Buyers and Seller, on November 7, 2008, Jose Acevedo resigned from his position as a director of the Company, and Cosmo Palmieri resigned as the chief executive officer and chief financial officer of the Company.  Additionally, on November 7, 2008, the Board of Directors of the Company appointed Madam Sun Keqing as the chief executive officer, chief financial officer, and a director of the Company to fill the vacancies created Mr. Acevedo’s and Mr. Palmieri’s resignations.

In addition to the foregoing changes to the management of the Company, the nominees listed below will be appointed to the Board of Directors of the Company, and Mr. Palmieri will resign as a director of the Company on or about December 6, 2008, which is 10 days after the date of mailing of this Information Statement to the shareholders of record of the Company.

VOTING SECURITIES OF THE COMPANY

As of November 7, 2008, the Company had 5,000,000 shares issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders of the Company. The sole class of equity securities of the Company that has issued and outstanding is the common stock. As a result of the closing of the stock purchase by and between Buyers and Seller, on November 7, 2008, Madam Sun Keqing became the owner of approximately 75.6% of the issued and outstanding common stock of the Company, and A. Epstein and Sons International, Inc. became the owner of approximately 13.35% of the issued and outstanding common stock of the Company.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a director or executive officer. The executive officers are elected annually by the Board of Directors. The directors serve one year terms or until their successors are elected.

The directors and executive officers currently serving the Company are as follows:

Name	Age	Position Held and Tenure
Cosmo Palmieri	49	Director
Madam Sun Keqing	36	Chief Executive Officer, Chief Financial Officer, and Director

Biographical Information

Cosmo Palmieri – Cosmo Palmieri is 49 years old.  Mr. Palmieri currently serves as a Director.  In addition to his work for the Company, Mr. Palmieri is the owner and president of Sendero Development, Inc. in Austin, Texas, which develops residential subdivisions and high-end homes. He oversees all of the building and business aspects of Sendero Development, Inc.  Mr. Palmieri  graduated from the University of Texas at Austin in 1993 with a B.A. Degree in Economics.

Madam Sun Keqing  - Madam Sun Keqing, is currently the chief executive officer, chief financial officer and a director of the Company.  In addition to her work with the Company, since 2003, Ms. Sun Keqing has served as the Board Chairman and General Manager of the A Epstein and Sons International Investment Consulting Co., Ltd., a Chinese corporation. She graduated from University of Toronto with a bachelor’s degree in Architecture Art and a master’s degree in Business Administration.

There are no family relationships between any of the current directors or officers of the Company.

NOMINEES TO BECOME COMPANY DIRECTORS

The following table sets forth the name and age of the persons expected to be appointed as directors of the Company as a result of the change of control which occurred pursuant to the stock purchase described herein between Buyers and Seller:

Name	Age	Position Held and Tenure

Madam Sun Zhaozhong	26	Nominee for Director

The director named above will serve until the next annual meeting of the Company’s stockholders or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated.  Except for the plan described herein regarding the appointment of new directors as a result of the change of control, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.  There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Biographical Information

Madam Sun Zhaozhong - Madam Sun Zhaozhong is currently a nominee to become a director of the Company.  In addition to her involvement with the Company, Madam Sun Zhaozhong also currently serves as the chief marketing officer of Epstein International Investment Consulting (Shenzhen) Co., Ltd. (“Epstein International).  As the chief marketing officer with Epstein International, Madam Sun Zhaozhong works in the areas of business development opportunities and marketing initiatives, as well as working closely with client representatives, construction managers, local government and specialty consultants relating to Epstein International’s construction development projects.

CORPORATE GOVERNANCE AND BOARD MATTERS

Organization of the Board and its Committees

The Company’s Board does not have any established committees because the Company does not currently have any material operations.  All such applicable functions are performed by the Board of Directors as a whole.

Audit Committee

The Company does not have an Audit Committee because the Company does not currently have any material operations.  Additionally, because the Company does not have an Audit Committee, it does not have an Audit Committee Charter.

Audit Committee Financial Expert

The Company does not currently have a financial expert serving on an Audit Committee as the Company does not currently have an Audit Committee.

Nominating Committee

The Company does not have a Nominating Committee because the Company does not currently have any material operations.

Compensation Committee

The Company does not have a Compensation Committee because the Company does not currently have any material operations and does not pay any compensation to its officers or directors.

Board and Committee Meetings; Attendance at 2007 Annual Meeting

During the fiscal year of 2007, the Board did not meet.  The Company did not hold an annual meeting in 2007.  We do not have a formal policy regarding attendance at duly called meetings of the Board.

Communications with the Board and its Committees

At the present time, we do not have an established procedure by which stockholders can send communications to the Board of Directors because the Company does not currently have any material operations. However, stockholders can send communications to the Board of Directors through the Company office. The Company’s office address and phone number are: 3102-3105, Time Square Plaza, Yitian Road, Futian District, Shenzhen, China, phone number 86-755-33953660.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership of Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission.  Such officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.  Based solely on its review of the copies of such forms received by it, the Company believes that, during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to its officers, directors and 10% stockholders were satisfied.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 7, 2008, certain information with respect to the common stock beneficially owned by (i) each director, nominee to the Board of Directors and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all directors and executive officers as a group:

Title and Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Madam Sun Keqing , (1) 3102-3105 Time Square Plaza, Yitian Road Futian District Shenzhen, China	3,782,075	75.6%%
Common	Cosmo Palmieri (1) P.O. Box 110310 Naples, Florida 34108-0106	0	0.00%
Common	A. Epstein and Sons International, Inc. 600 W Fulton St. Chicago, IL 60661	667,425	13.35%
Common	Mid-Continental Securities Corp. P.O. Box 110310 Naples Florida 34108-0106	484,085	9.7%
Common	Madam Sun Zhaozhong (2) 3102-3105 Time Square Plaza, Yitian Road Futian District Shenzhen, China	0	0.00%
Common	All directors and executive officers (2 persons)	3,782,075	75.6%

(1)

The person listed is currently an officer, a director, or both, of the Company.

(2)

The person listed is nominated to become an officer, a director, or both, of the Company.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or director received any remuneration or compensation from the Company for the fiscal years ended 2006 and 2007. The Company currently has no stock option, retirement, pension, profit-sharing programs or similar plans for the benefit of its directors, officers or other employees.

The Company has no written employment agreements with any of its officers or directors.

The Company anticipates that it will pay compensation to its officers and directors in the future although no final determinations have been made as of the date hereof.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

There were no material transactions, or series of similar transactions, during our Company’s last fiscal year, or any currently proposed transactions, or series of similar transactions, to which our Company was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of the small business issuer’s total assets at year-end for the last three completed fiscal years and in which any director, executive officer or any security holder who is known to us to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

Indemnification of Officers and Directors

As permitted by Nevada law, the Company’s Bylaws provide that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that such person is or was a director /officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another company / partnership, joint venture, trust or other enterprise, against expenses including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the" best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Additionally, as permitted by Nevada law, the Company’s Bylaws also provide that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in the Company's favor by reason of the fact that such person is or was a director, officer employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise against expenses including amounts paid in settlement and attorneys fees actually and reasonably incurred by such person in connection with the defense or settlement of the action or suit if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company.

Director Independence

The NASDAQ Stock Market has instituted director independence guidelines that have been adopted by the Securities & Exchange Commission.  These guidelines provide that a director is deemed “independent” only if the board of directors affirmatively determines that the director has no relationship with the Company which, in the board’s opinion, would interfere with the director’s exercise of independent judgment in carrying out his or her responsibilities.  Significant stock ownership will not, by itself, preclude a board finding of independence.

For NASDAQ Stock Market listed companies, the director independence rules list six types of disqualifying relationships that preclude an independence filing.  The Company’s board of directors may not find independent a director who:

1.

is an employee of the company or any parent or subsidiary of the company;

2.

accepts, or who has a family member who accepts, more than $60,000 per year in payments from the company or any parent or subsidiary of the company other than (a) payments from board or committee services; (b) payments arising solely from investments in the company’s securities; (c) compensation paid to a family member who is a non-executive employee of the company’ (d) benefits under a tax qualified retirement plan or non-discretionary compensation; or (e) loans to directors and executive officers permitted under Section 13(k) of the Exchange Act;

3.

is a family member of an individual who is employed as an executive officer by the company or any parent or subsidiary of the company;

4.

is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than (a) payments arising solely from investments in the company’s securities or (b) payments under non-discretionary charitable contribution matching programs;

5.

is employed, or who has a family member who is employed, as an executive officer of another company whose compensation committee includes any executive officer of the listed company; or

6.

is, or has a family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit.

Based upon the foregoing criteria, our Board of Directors has determined that Madam Sun Keqing is not an independent director under these rules because she is also employed by the Company as its chief executive officer and Chief financial officer.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate or security holder of the Company, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

**********

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

**********

By Order of the Board of Directors,

/s/ Madam Sun Keqing
Madam Sun Keqing , Director

November 25, 2008